CM 3/17

U.S. SECURITIES AND EXCHANGE COMMISSION

BB 3/15

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

Informat ... rs
Pursuant to Sect ... ct of 1934

05038393

SEC FILE NUMBER
8-22947

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wells Fargo Securities, LLC

Official Use Only
FIRM ID. NO.

SEC MAIL PROCESSING RECEIVED MAR 01 2005 WASH. D.C. 153 SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

600 California Street, Suite 1600
(No. and Street)

San Francisco	California	94108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Katherine Kilbourne

(Area Code – Telephone No.)
415-954-8351

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

PROCESSED
MAR 18 2005
THOMSON FINANCIAL

55 Second St, Ste 1400, San Francisco, CA 94105

(ADDRESS)	Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/14

OATH OR AFFIRMATION

I, Katherine Kilbourne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Wells Fargo Securities, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

State of California, County of San Francisco
Subscribed and sworn to before me this 24th
Day of February, 2005, by
Katherine Kilbourne
personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

[signature]
Notary Public, California

Notary Public

[signature]
Name: Katherine Kilbourne
Title: Senior Vice President, CFO

APRIL M. JOHNSON
COMM. #1330172
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Nov. 13, 2005

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [ ] (c) Statement of Income
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
- [ ] Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation
- [ ] (m) A Copy of the SIPC Supplemental Report
- [ ] (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

WELLS FARGO SECURITIES, LLC

Table of Contents

KPMG LLP
55 Second Street
San Francisco, CA 94105

Independent Auditors' Report

The Board of Directors and Member
Wells Fargo Securities, LLC:

We have audited the accompanying statement of financial condition of Wells Fargo Securities, LLC (the Company), a wholly owned subsidiary of Wells Fargo Private Client Funding, Inc. whose ultimate parent is Wells Fargo & Company, as of December 31, 2004, that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Wells Fargo Securities, LLC as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 18, 2005

WELLS FARGO SECURITIES, LLC

Statement of Financial Condition

December 31, 2004

(In thousands)

Assets

Cash and cash equivalents	$	84,753
Receivable from brokers, dealers, and clearing organizations (note 3)		11,363
Securities owned, at market value (note 4)		49
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $4,507 (note 5)		732
Receivable from affiliate (note 6)		1,980
Other assets		739
Total assets	$	99,616

Liabilities and Member's Equity

Liabilities:		
Securities sold, not yet purchased, at market value		66
Accrued compensation and related benefits		13,789
Payables to affiliates (note 6)		381
Other liabilities and accrued expenses		3,040
Total liabilities		17,276
Commitments and contingencies (note 7)		
Member's equity		82,340
Total liabilities and member's equity	$	99,616

See accompanying notes to statement of financial condition.

(1) Organization and Nature of Operations

Wells Fargo Securities, LLC (WFS) is a wholly owned subsidiary of Wells Fargo Private Client Funding, Inc. (WFPCF) whose ultimate parent is Wells Fargo & Company (WFC).

WFS is registered with the Securities and Exchange Commission (the SEC) as a broker-dealer in securities and is a member of the National Association of Securities Dealers, Inc. (NASD) and has branch offices located in San Francisco, Boston, New York, Chicago, and Portland, Oregon. As of December 31, 2004, WFS' primary activities are institutional brokerage, trading, underwriting, and distribution of corporate securities.

WFS clears all securities transactions on a fully disclosed basis through a non-affiliated broker-dealer. WFS does not receive or hold funds of subscribers or securities of issuers, and does not hold customer funds or securities.

(2) Summary of Significant Accounting Policies

(a) Securities Transactions

Principal transactions are recorded on a trade-date basis.

Securities owned and securities sold, not yet purchased are recorded at quoted market values, with resulting unrealized appreciation and depreciation included in revenues from principal transactions.

(b) Fair Value of Financial Instruments

Substantially all of WFS' financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

(c) Cash and cash equivalents

Cash consists of balances in bank accounts used in operations and short-term liquid securities.

(d) Receivable From or Payable to Brokers, Dealers, and Clearing Organizations

Receivable from or payable to brokers, dealers, and clearing corporations consist primarily of amounts payable to WFS' clearing broker for commissions and the contract value of securities which have not been delivered or received as of the date of the statement of financial condition and amounts receivable from other broker-dealers for corporate finance and underwriting transactions.

(e) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation and are depreciated using the straight-line method over the estimated useful life of the asset, generally three to five years. Leasehold improvements are depreciated over the shorter of the estimated useful life or the term of the lease.

(In thousands)

(f) Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the year. Actual results could differ from such estimates.

(3) Receivable From Brokers, Dealers, and Clearing Organizations

Receivable from brokers, dealers, and clearing organizations of $11,363 consists of $8,051 of investment banking receivables from other broker-dealers and $3,312 of receivables from WFS' clearing agent.

(4) Securities Owned, at Market Value

Marketable securities owned consist of corporate securities at quoted market values in the amount of $49.

Principal transactions for U.S. government and government agency obligations, state and municipal obligations, and corporate bonds, debentures and notes have been transferred to Wells Fargo Investments, LLC (WFI) an affiliate of WFS.

(5) Furniture, Equipment, and Leasehold Improvements

The composition of furniture, equipment and leasehold improvements as of December 31, 2004 is as follows:

Leasehold improvements	$	4,422
Computers and equipment		625
Furniture and fixtures		192
		5,239
Less accumulated depreciation and amortization		(4,507)
Furniture, equipment, and leasehold improvements, net	$	732

(6) Related Party Transactions

In the ordinary course of business, WFS enters into material transactions with other affiliates of WFC.

Receivable from affiliates includes unsettled securities with WFI in the amount of $1,128, promissory notes with two employees in the amount of $399, and unpaid reimbursements in the amount of $453.

Payables to affiliate are accounts payable due to WFC for services provided to WFS in the amount of $381.

(Continued)

(In thousands)

Borrowings from WFC may be obtained under an unsecured short-term promissory note authorized up to $500,000. WFS pays interest on this financing arrangement at interest rates approximating commercial lending rates. No amounts were outstanding on the unsecured short-term promissory note at December 31, 2004.

On July 22, 2002, WFS entered into a seven-year $200,000 revolving subordinated loan agreement with WFC. The agreement expires on July 22, 2009. Amounts outstanding under the agreement accrue interest based on the 90-day LIBOR rate. Any outstanding liabilities subordinated to claims of general creditors are covered by agreements approved by the NASD and are available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. No amounts were outstanding under the revolving subordinated loan agreement at December 31, 2004.

On April 1, 2002 WFS entered into a $25,000 revolving credit line and a $500,000 repurchase agreement with Wells Fargo Bank of Minnesota, NA. No amounts are outstanding on either of these financing lines as of December 31, 2004.

(7) Commitments and Contingencies

WFS leases certain office space and equipment under noncancellable operating leases. Future minimum rentals under the terms of the lease agreements are as follows:

December 31:		
2005	$	1,381
2006		1,217
2007		821
2008		823
2009		843
Thereafter		212
	$	5,297

In the normal course of business, there are various lawsuits, claims, and contingencies pending against WFS which in the opinion of management, will be resolved with no material impact on WFS' financial position.

(Continued)

(8) Employee Benefits

WFS participates in WFC's noncontributory qualified defined benefit retirement plans that cover substantially all employees. The actuarial present values of accumulated plan benefits and net assets available for benefits relating to only WFS' employees are not available.

WFS' employees are eligible for benefits under WFC's 401(k) Plan. Under the 401(k) Plan, each eligible employee may contribute up to 25% of their pretax certified compensation, although certain employees who are considered "highly compensated" under the Internal Revenue Code may be subject to certain limitations. Eligible employees who complete one year of service are eligible for matching company contributions, which are generally a dollar for dollar match up to 6% of an employee's certified compensation. The matching contributions are invested in WFC's common stock and are generally subject to a four-year vesting schedule.

(9) Financial Instruments With Off-Balance-Sheet Risk

WFS clears all transactions for its customers on a fully disclosed basis with a nonaffiliated clearing firm that carries all customer accounts and maintains related records. Nonetheless, WFS is liable to the clearing firm for the transactions of its customers. These activities may expose WFS to off-balance-sheet risk in the event a counterparty is unable to fulfill its contractual obligations. WFS maintains all of its trading securities at the clearing firm, and these trading securities collateralize amounts due to the clearing firm.

Customer securities transactions are recorded on a settlement date basis, which is generally three business days after the trade date. WFS is therefore exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts, in which case WFS may have to purchase or sell financial instruments at prevailing market prices. The impact of unsettled transactions is not expected to have a material effect upon WFS' statement of financial condition.

In the normal course of business, WFS enters into underwriting commitments. WFS had no open underwriting commitments at December 31, 2004.